

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Mr. Eddie Cheung Wai Hung
Chief Financial Officer
Innocom Technology Holdings, Inc.
Suite 901, Sun Hung Kai Centre, 30
Harbour Road, Wanchai, Hong Kong, PRC

> **Re:** **Innocom Technology Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31. 2009**
> **Filed April 15, 2010**
> **File No. 0-50164**

Dear Mr. Hung:

We have reviewed your response letter dated July 26, 2010 and your filings and have the following comments. As noted in our letter dated September 25, 2008, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2007 (Pending Amendment)

General

1. As previously requested in our comment letter dated September 25, 2008, please ask a corporate officer to provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. Upon the completion of our review, please amend your filings to comply with our comments one, two, five, six, seven, nine, ten and eleven from our comment letter dated September 25, 2008. All references to your amended filings as follows pertain to your proposed amendments in the exhibits to your response letter dated July 26, 2010. Additionally, please file a Form 8-K Item 4.02.

3. We note your response to comment three from our letter dated September 25, 2008.

   - Please revise the reported amounts for your results of operations, statements of stockholders' equity, and statements of cash flows to cover the 12-month period ended December 31, 2006 and label your financial statements as restated. It is unclear to us why the financial statements in your amended Form 10-K are the same as those that you previously filed for the 15-month period from October 31, 2005 to December 31, 2006.
   - Please tell us why your results of operations on page F-5 differ from the corresponding selected financial data on page 13.
   - Please ask your former auditors to opine on the restated financial statements and update their report accordingly.

Organization and Business Background, page F-8
Discontinued Operations, page F-15

4. We note your response to comment four from our letter dated September 25, 2008. We understand from your response and from your disclosure on page F-15 that at closing, you received proceeds of $5.6 million from the sale of NGIL and repaid a shareholder $2.8 million for an amount due him. Tell us how you accounted for the $2.8 million in the Statement of Cash Flows.

5. We further note that during 2007, you received a total of $6 million from a related party as reported in the Statement of Cash Flows. In this regard,

   - Please revise to report this as a financing cash flow instead of an investing activity.
   - Tell us why the balance sheet does not appear to reflect a liability for any outstanding amount associated with such advances. Refer to your disclosure on page F-16.
   - Additionally, tell us why you deemed the imputed interest from such unrecorded liability (if any) to be insignificant.

Form 10-Q for the Quarter Ended June 30, 2008 (Pending Amendment)
Business Combinations, page F-13

6. We note your response to comment nine from our letter dated September 25, 2008. Refer to page 26 (Unaudited Pro Forma Condensed Balance Sheet) of your proposed amended Form 10-Q. We note that most of CCIL's current assets consisted of approximately $7 million of amounts due from a related party. Tell us how and when those amounts were transacted, accumulated and recorded in your historical financial statements and why such amounts were allocated primarily to discontinued operations. It does not appear that prior period financial statements reflect significant amounts due from a related party.

7. We further note from page F-9 of your 2007 10-K that CCIL was engaged primarily in the trading of mobile phone handsets and components and appeared to constitute your prior core business. Tell us why the comparative financial statements do not reflect the effects of discontinued operations.

Form 10-K for the Year Ended December 31, 2009
Consolidated Balance Sheets, page F-2
Consolidated Statements of Cash Flows, page F-4
Consolidated Statements of Operations, page F-3

8. Please revise your financial statements to give effect to discontinued operations as a result of the sale of CCIL and report the gross proceeds from the sale in your 2008 Statement of Cash Flows as reflected on page F-13 of your Form 10-Q/A for the quarter ended June 30, 2008 and page F-6 of your Form 10-Q/A for the quarter ended September 30, 2008.

*   *   *   *

Please file all correspondence over EDGAR.   You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Gregory M. Wilson, Attorney at Law via FAX (509) 891-8382